UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Loan Amendment

On September 19, 2023, SMX (Security Matters) Public Limited Company (the “Company”) amended its (a) loan agreement dated September 7, 2015 (as amended to date, the “Degania Agreement”), by and between Degania A. Business AGSHAH Ltd. and Kibbutz Degania and Kamea-the United Kibbutz Movement Ltd. (public benefit company) (“Kamea”) and (b) loan agreement dated September 7, 2015 (as amended to date, “Ketura Agreement” and, with the Degania Agreement, the “Loan Agreements”), between Ketura International Energy AGSHAH Ltd. and Kibbutz Ketura.

Pursuant to the amendment to the Loan Agreements (the “Amendment”), among other things, Kamea agreed to convert $657,203 of indebtedness (the “Indebtedness Amount”) under the Loan Agreements into 487,281 ordinary shares of the Company (the “Shares”), as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the Shares are not at least equal to the Indebtedness Amount, the Company will remain liable to Kamea for the balance of the Indebtedness Amount. The Company intends to promptly file a registration statement to register the Shares on behalf of Kamea.

The Shares will be issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Amendment, and is qualified in its entirety by reference to the full text of the Amendment.

EF Hutton Indebtedness

On September 15, 2023, the Company paid $250,000 to EF Hutton, division of Benchmark Investments, LLC, pursuant to a Satisfaction and Discharge of Indebtendess Pursuant to Promissory Note Dated March 7, 2023 (the “Satisfaction and Discharge Agreement”). Upon paying such amount, the promissory note dated March 7, 2023 (the “Note”) in the principal sum of $900,000 was deemed fully paid and satisfied and the Note was thereafter canceled, discharged and no longer of any further force or effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 19, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer